                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d 1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                              coolsavings.com inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   216485 10 2
                                 (CUSIP Number)

                               Rachel Friedenberg
                        Jaffe, Raitt, Heuer & Weiss, P.C.
                         One Woodward Avenue, Suite 2400
                                Detroit, MI 48226
                                 (313) 961-8380
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 2 of 23
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Lend Lease International Pty. Limited
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Australia
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     10,889,636
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        10,889,636
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 3 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Steven M. Golden
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     334,000
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        334,000
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 4 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Steven M. Golden Revocable Living Trust dated 3/3/98;
        Seven M. Golden as Trustee
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     4,382,315
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        4,382,315
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 5 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Steven M. Golden L.L.C.
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     172,500
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        172,500
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 6 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Matthew Moog
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     64,500
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        64,500
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 7 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Moog Investment Partners LP
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     238,268
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        238,268
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 8 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Robert J. Kamerschen
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     147,724
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        147,724
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 9 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Hugh R. Lamle
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     57,500
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        57,500
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 10 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        HLBL Family Partners LP
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     1,004,023
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        1,004,023
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 11 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Hugh and Betsy Lamle Foundation
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     1,500
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        1,500
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 12 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Richard Rogel Limited Partnership
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     139,700
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        139,700
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 13 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Richard H. Rogel Revocable Living Trust dated 3/21/90
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [X]
        (See Instructions)                                             (b)   [_]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     7,156,413
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power
            Owned by
              Each                      0
            Reporting           ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        7,156,413
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*   (as a result of the Voting Agreement dated July 30, 2001
                      (the "Voting Agreement") which is filed as Exhibit 1 to
                      this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

-------------------------                              -------------------------
CUSIP No. 216485 10 2                  13D              Page 14 of 23
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons (Entities Only)

        Richard Rogel - Charitable Remainder Trust
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*              (a)   [_]
        (See Instructions)                                             (b)   [X]


--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)


--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
            Number of              7    Sole Voting Power

             Shares                     75,000
                                ------------------------------------------------
          Beneficially             8    Shared Voting Power

            Owned by                    24,663,079 (with respect to certain
                                        matters as set forth in the Voting
              Each                      Agreement dated as of July 30, 2001
                                        (the "Voting Agreement"), which is
            Reporting                   filed as Exhibit 1 to this Schedule 13D)
                                ------------------------------------------------
           Person With             9    Sole Dispositive Power

                                        75,000
                                ------------------------------------------------
                                   10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        24,663,079*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]* (See Instructions)


--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        63.09
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person.

                                  INTRODUCTION
                                  ------------

         Lend Lease International Pty. Limited, Steven M. Golden, Steven M. Golden Revocable Living Trust dated 3/3/98, Steven M. Golden as Trustee, Steven
M. Golden L.L.C., Matthew Moog, Moog Investment Partners LP, Robert J. Kamerschen, Hugh R. Lamle, HLBL Family Partners LP, Hugh and Betsy Lamle Foundation, Richard Rogel Limited Partnership, Richard H. Rogel Revocable Living Trust dated 3/21/90, and Richard Rogel - Charitable Remainder Trust and Landmark Communications, Inc., a Virginia corporation, and Landmark Ventures VII, LLC, a Delaware limited liability company (together "Landmark"), are parties to a Voting Agreement (the "Voting Agreement") dated July 30, 2001 by and among the previously mentioned parties, pursuant to which each such party has agreed to vote all of the shares of common stock of coolsavings.com inc. held by such party in accordance with the terms of the Voting Agreement. A copy of the Voting Agreement is attached hereto as Exhibit 1. ---------

Item 1.  Security and Issuer.
-----------------------------

         The class of equity securities to which this Schedule 13D relates is the common stock, without par value (the "Common Stock") of coolsavings.com inc., a Michigan corporation (the "Issuer"). The principal executive offices of the issuer are 360 North Michigan Avenue, 19th Floor, Chicago, Illinois 60601.

Item 2.  Identity and Background.
---------------------------------

         (a)      Lend Lease International Pty. Limited ("Lend Lease").

         (b) Lend Lease's address is Level 46 Australia Square, Sydney, Australia 2000.

         (c) Lend Lease is a holding company for a global real estate group.

         (d)      Not applicable.

         (e) During the last five years, Lend Lease has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Lend Lease was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         (f)      Not applicable.

                                      * * *

         (a)      Steven M. Golden.

         (b) Mr. Golden's address is 360 North Michigan Avenue, 19th Floor, Chicago, Illinois 60601.

         (c) Mr. Golden is an individual who is a member of the Board of Directors of the Issuer.

         (d) During the last five years, Mr. Golden has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Golden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Golden was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                                      * * *

         (a) Steven M. Golden Revocable Living Trust dated 3/3/98 (the "Trust"), Steven M. Golden as trustee ("Trustee").

         (b) The Trust's address is 360 North Michigan Avenue, 19th floor, Chicago, Illinois, 60601.

         (c) The Trustee is a member of the Board of Directors of the Issuer.

         (d)      Not applicable.

         (e) During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                                      * * *

         (a)      Steven M. Golden L.L.C. (the "LLC").

         (b) The LLC's address is 360 North Michigan Avenue, 19th floor, Chicago, Illinois, 60601.

         (c) The LLC was formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, the LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                                      * * *

         (a)      Matthew Moog.

         (b) Mr. Moog's business address is 360 North Michigan Avenue, Chicago, Illinois 60601.

         (c) Mr. Moog is a member of the Board of Directors of the Issuer and the President and Chief Executive Officer of the Issuer.

         (d) During the last five years, Mr. Moog has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Moog has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Moog was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                                      * * *

         (a)      Moog Investment Partners L.P ("Moog Partners").

         (b) Moog Partners' business address is 360 North Michigan Avenue, Chicago, Illinois 60601.

         (c) Moog Partners was formed invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, Moog Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Moog Partners was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                                      * * *

         (a)      Robert J. Kamerschen.

         (b) Mr. Kamerschen's business address is 200 Day Hill Road, Windsor, CT 06095.

         (c) Mr. Kamerschen is a member of the Board of Directors of the Issuer.

         (d) During the last five years, Mr. Kamerschen has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Kamerschen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Kamerschen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                                      * * *

         (a)      Hugh R. Lamle.

         (b) Mr. Lamle's address is business address is 1185 Avenue of the Americas New York, NY 10036-2699.

         (c)      Mr. Lamle is a member of the Board of Directors of the Issuer.

         (d) During the last five years, Mr. Lamle has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Lamle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Lamle was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                                      * * *

         (a)      HLBL Family Partners LP ( "HLBL Partners").

         (b) HLBL Partners' address is 1185 Avenue of the Americas New York, NY 10036-2699.

         (c) HLBL Partners was formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, HLBL Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which HLBL Partners was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                                      * * *

         (a)      Hugh and Besty Lamle Foundation ( the "Foundation").

         (b) The Foundation's address is 1185 Avenue of the Americas New York, NY 10036-2699.

         (c) The Foundation was formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, the Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Foundation was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                                      * * *

         (a) Richard Rogel Limited Partnership (the "Rogel LP"); Richard Rogel Revocable Living Trust dated 3/21/90 (the "Rogel Trust"); and Richard Rogel - Charitable Remainder Trust (the "Charitable Trust," and with the Rogel LP and Rogel Trust, the "Rogel Entities").

         (b) The Rogel Entities' address is 56 Rose Crown, P.O. Box 1659, Avon, Colorado 81620.

         (c) The Rogel Entities were formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, the Rogel Entities have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Rogel Entities were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                                      * * *

         In addition to the Reporting Persons, Landmark Communications, Inc. and Landmark Ventures VII, LLC are parties to the Voting Agreement and may be deemed to be members of the group under Rule 13d-3(a)(1).


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         This statement on Schedule 13D relates to the Voting Agreement. Reference to, and descriptions of, the Voting Agreement contained in this
Schedule 13D are qualified in their entirety to reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1. Under the Voting Agreement the parties have agreed to vote their shares of the Issuer's common stock (a) in favor of adoption of a Securities Purchase Agreement between the Issuer and Landmark dated July 30, 2001, a copy of which is attached hereto as
Exhibit 2 (the "Purchase Agreement"), and approval of the transactions contemplated thereby and any action necessary or desirable in furtherance thereof, (b) against any proposal for recapitalization, amalgamation, merger, sale of assets or other business combination of or by the Issuer other than transactions contemplated by the Purchase Agreement, or any other action or agreement that would in any such case result in a breach of any covenant, representation or warranty or any other obligation of the Issuer under the Purchase Agreement or that would result in any of the conditions to the obligations of the Issuer under the Purchase Agreement not being fulfilled, (c) to adopt a new option plan (as defined in the Purchase Agreement) and (d) to approve a reincorporation merger, and any action necessary or desirable in furtherance thereof. The Voting Agreement will terminate upon the first to occur of (i) consummation of the transactions contemplated under the Purchase Agreement, (ii) the termination of the Purchase Agreement pursuant to its terms or (iii) January 31, 2002. No funds were expended in entering into the Voting Agreement.

Item 4.  Purpose of Transaction.
--------------------------------

          (a)-(b) The Voting Agreement was entered into as a condition to Landmark's execution of the Purchase Agreement. The Voting Agreement significantly increases the likelihood that the Landmark transaction and the reincorporation merger will be approved by the required vote of the shareholders of the Issuer. The Voting Agreement obligates the holders of 63.09% of the Issuer's issued and outstanding shares of common stock to vote their shares in favor of the Landmark transaction and the reincorporation merger. Assuming the Issuer's board of directors does not withdraw its recommendation of the Landmark transaction and the reincorporation merger, no additional votes will be needed to approve those proposals, because to be approved, those proposals require only the approval of a majority of the outstanding shares of the Issuer's common stock entitled to vote.

         On July 30, 2001, the Issuer entered into a loan agreement with Landmark pursuant to which Landmark has provided to the Issuer a senior secured loan of $5.0 million ($1.75 million of which had been previously funded in an interim basis). Also on that date, the Issuer entered into the Purchase Agreement with Landmark pursuant to which Landmark agreed to purchase up to $10.0 million of the Issuer's series B cumulative convertible preferred stock ("Series B Preferred Stock") in two separate tranches. Reference to, and descriptions of the Purchase Agreement contained in this Schedule 13D are qualified in their entirety to reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 2.

         Upon the terms and subject to the conditions of the Purchase Agreement, the Issuer has agreed to sell to Landmark up to 64,360,810 shares of Series B Preferred Stock. The Series B Preferred Stock will be initially convertible into common stock equal to 49% of the total, fully-diluted common stock of the Issuer (subject to adjustments) and has an 8% quarterly dividend payable in additional shares of preferred stock. Upon the closing of the first tranche of the Series B Preferred Stock (the "Primary Funding"), Landmark will have the right to elect a majority of the Issuer's board of directors.

         Assuming the Issuer has satisfied (or Landmark has waived) the conditions to each of the closings, Landmark will purchase 32,180,405 shares of Series B Preferred Stock promptly after the Issuer's shareholders have approved the transaction and purchase the balance of the Series B Preferred Stock on October 25, 2001. Landmark will pay an aggregate of $10.0 million for the shares of Series B Preferred Stock ($0.1554 per share). Landmark also has an option to purchase additional shares of Series B Preferred Stock at the same price per share upon the occurrence of certain events.

         As a condition to the consummation of the Landmark transaction, the Issuer will issue to three individuals (two of whom are directors of the Issuer)
13.0 million shares of the Issuer's Series C Preferred Stock (as defined in the Purchase Agreement) in exchange for $2.1 million of the Issuer's 8% senior convertible notes and accompanying warrants to purchase 1,050,000 shares of common stock previously issued to such individuals.

         The Issuer will request that its shareholders approve the Landmark transaction as well as a merger that will change the Issuer's state of incorporation from Michigan to Delaware. See (e) below. The Issuer has filed with the Securities and Exchange Commission a preliminary proxy statement relating to the Landmark transaction and the merger.

(c) Not applicable.

(d) In accordance with the terms of the Purchase Agreement and the Issuer's articles of incorporation, upon the closing of the Primary Funding, Landmark will have the right to elect a majority of the Issuer's board of directors. Thereafter, the holders of Series B Preferred Stock will have the right to elect that number of directors, rounded up to the next whole number, of the board of directors of the Issuer that is proportionate to the relative ownership percentage of the Issuer's common stock (on an as converted basis) of the holders of Series B Preferred Stock. The holders of Series B Preferred Stock are entitled to leave seats vacant without waiving their rights to designate and elect the number of directors to which they are entitled. See also the description of the Merger in (e) below.

(e) As part of the transaction with Landmark, the Issuer proposes to merge with and into its wholly-owned subsidiary (the "Surviving Corporation") in order to change the Issuer's state of incorporation from Michigan to Delaware (the "Merger"). After the Merger, the Issuer's corporate affairs will be governed by Delaware law and the Surviving Corporation's certificate of incorporation and bylaws. Other than an increase in the number of authorized shares of common stock and preferred stock, the Merger will not involve any change in the Issuer's business, properties, management or capital structure. The Issuer's directors immediately prior to the effective time of the Merger shall become the directors of the Surviving Corporation in the Merger, and the officers of the Issuer immediately prior to the effective time shall remain the officers after the effective time of the Merger.

(f)-(g) Other than as a result of the transaction with Landmark as described in
(a), (b) and (d) of this Item 4 and the Merger as described in (e) of this Item 4, not applicable.

(h)-(i) Not applicable.

(j) Other than as provided in the Voting Agreement, each of the Reporting Persons currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)--(i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) - (b) Reference is made to Items 3 and 4 of this Schedule 13D and to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of common stock of the Issuer that may be beneficially owned by such Reporting Person and (ii) the percentage of outstanding common stock of the Issuer that may be beneficially owned by such Reporting Person in each case as of the date of this filing. Pursuant to Rule 13d-5(b)(1), as a result of the Voting Agreement, each Reporting Person may be deemed to be the beneficial owner of 24,663,079 shares of the Issuer's common stock or 63.09% of the 39,093,660 issued and outstanding shares of the Issuer's common stock. However, each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares of the Issuer's common stock.

(c) None of the Reporting Persons has effected any transaction in the Issuer's common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding
-------  --------------------------------------
Or Relationships with Respect to Securities of Issuer.
------------------------------------------------------

         Other than the Purchase Agreement (and the agreements contemplated thereby) and the Voting Agreement, to the knowledge of the Parties, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Mr. Rogel and Mr. Golden and the entities for which they exercise voting control have an agreement with Lend Lease whereby Mr. Rogel and Mr. Golden have agreed to vote their shares of the Issuer's common stock in favor of the election of a candidate selected by Lend Lease to be nominated to serve on the Issuer's board of directors. This agreement will terminate after the Issuer's 2001 annual meeting of shareholders.

         Also on July 30, 2001, the Reporting Persons and Landmark entered into a letter agreement, a copy of which is attached hereto as Exhibit 4 (the "Letter Agreement"). Under the Letter Agreement, Landmark has agreed, until the earlier of (i) two years after Landmark or any of their affiliates own 51% or more of the Issuer's Common Stock or (ii) until July 30, 2005, not to initiate or propose a transaction or series of transactions that would result in either (i) the Issuer becoming a privately held company or (ii) Landmark acquiring more than 20% of the Common Stock of the Issuer, calculated on a fully diluted basis, except that such restriction shall not apply to the transactions contemplated under the Purchase Agreement or other documents related thereto.

Item 7.  Materials to be Filed as Exhibits.
-------------------------------------------

         The following documents are filed as exhibits:

(1) Voting Agreement dated July 30, 2001, between certain shareholders of coolsavings.com inc. and Landmark Communications, Inc. and Landmark Ventures VII, LLC.

(2) Securities Purchase Agreement dated July 30, 2001, by and between coolsavings.com inc. and Landmark Communications, Inc. and Landmark Ventures VII, LLC.

(3)      Power of Attorney dated July 19, 2001 by Lend Lease International Pty
         Limited.

(4) Letter Agreement dated July 30, 2001, between certain shareholders of coolsavings.com inc. and Landmark Communications, Inc. and Landmark Ventures VII, LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that information set forth in this statement is true, complete and correct.


Dated: August 9, 2001


                                        LEND LEASE INTERNATIONAL PTY. LIMITED


                                        By:      /s/ Mark Skinner
                                           -------------------------------------
                                                 Name: Mark Skinner
                                                 Title: Power of Attorney


                                        STEVEN M. GOLDEN

                                                 /s/ Steven M. Golden
                                        ----------------------------------------


                                        STEVEN M. GOLDEN L.L.C.

                                        By:      /s/ Steven M. Golden
                                           -------------------------------------
                                                 Name: Steven M. Golden
                                                 Title: Member


                                        STEVEN M. GOLDEN REVOCABLE LIVING
                                        TRUST DATED 3/3/98

                                        By:      /s/ Steven M. Golden
                                           -------------------------------------
                                                 Name: Steven M. Golden
                                                 Title: Trustee

                                        MATTHEW MOOG

                                                /s/ Matthew Moog
                                        ----------------------------------------


                                        MOOG INVESTMENT PARTNERS LP

                                        By:      /s/ Matthew Moog
                                           -------------------------------------
                                                 Name: Matthew Moog
                                                 Title: General Partner

                                        ROBERT J. KAMERSCHEN

                                              /s/ Robert J. Kamerschen
                                        ----------------------------------------

                                        HUGH R. LAMLE

                                                  /s/ Hugh R. Lamle
                                        ----------------------------------------

                                        HLBL FAMILY PARTNERS LP

                                        By:      /s/ Hugh R. Lamle
                                           --------------------------------
                                                 Name: Hugh R. Lamle
                                                 Title: Managing General Partner

                                        HUGH AND BETSY LAMLE FOUNDATION

                                        By:      /s/ Hugh R. Lamle
                                           -------------------------------------
                                                 Name: Hugh R. Lamle
                                                 Title: President

                                        RICHARD ROGEL LIMITED PARTNERSHIP

                                        By:      /s/ Richard Rogel
                                           -------------------------------------
                                                 Name: Richard Rogel
                                                 Title: Member, PPOM, GP Inc.
                                                        General Partner

                                        RICHARD H. ROGEL REVOCABLE LIVING
                                        TRUST DATED 3/21/90

                                        By:      /s/ Richard Rogel
                                           -------------------------------------
                                                 Name: Richard Rogel
                                                 Title: Trustee

                                        RICHARD ROGEL - CHARITABLE REMAINDER
                                        TRUST


                                        By:      /s/ Richard Rogel
                                           -------------------------------------
                                                 Name: Richard Rogel
                                                 Title: Trustee